APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Big Chief Brewing
Income Statement - unaudited
For the periods ended 12/31/2019

	Current Period
	1/1/2019-12/31/2019
REVENUES	
Sales	$ -
Other Revenue	-
TOTAL REVENUES	**-**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	-
OPERATING EXPENSES	
Advertising and Promotion	-
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	-
Office Supplies	-
Payroll Processing	-
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	-
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	-

OPERATING PROFIT (LOSS) -

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income) -

Interest Expense -

Income Tax Expense -

TOTAL INTEREST (INCOME), EXPENSE & TAXES -

NET INCOME (LOSS) $ -

Big Chief Brewing
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	
Petty Cash	-
Accounts Receivables	-
Inventory	
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	-
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	
Computer Equipment	
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ -
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
		-
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		-
		-
TOTAL LIABILITIES & EQUITY		
	$	-
Balance Sheet Check		
		-

Big Chief Brewing
Balance Sheet - unaudited
For the period ended 9/22/2020

	Current Period
	9/32/2020
ASSETS	
Current Assets:	
Cash	$ 3,500.00
Petty Cash	500.00
Accounts Receivables	-
Inventory	1,500.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	5,500.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	45,000.00
Computer Equipment	2,000.00
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	47,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 52,500.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	6,792.00
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		6,792.00
Long-Term Liabilities:		
Notes Payable		
Mortgage Payable		3,240.00
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
		3,240.00
EQUITY		
Loan equity		
Capital Stock/Partner's Equity		42,468.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		42,468.00
		42,468.00
TOTAL LIABILITIES & EQUITY		
	$	**52,500.00**

Balance Sheet Check

-

I, Mark Dashner, certify that:

1. The financial statements of Big Chief Brewing included in this Form are true and complete in all material respects; and
2. The tax return information of Big Chief Brewing has not been included in this Form as Big Chief Brewing was formed on 08/08/2019 and has not filed a tax return to date.

Signature   *Mark Dashner*

Name: Mark Dashner

Title: Owner